 SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ]Form 3 Holdings Reported [ ]Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* ROPER, JR., WILLIAM A. (Last) (First) (Middle) 1200 PROSPECT STREET (Street) LA JOLLA, CA 92037 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           CORPORATE EXECUTIVE VICE PRESIDENT
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year January 31, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)

If the form is filed by more than one reporting person, see instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 2270 (7-02)

ROPER, JR., WILLIAM A. - January 31, 2003
Form 5 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Share Units (Phantom Stock) (1)	1 for 1	04/11/2002		A	(A) 16541	(2) | N/A	Class A Common Stock - 16541	$32.9500	156793	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: N. Walker, Attorney-in-fact, for 03-06-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

ROPER, JR., WILLIAM A. - January 31, 2003
Form 5 (continued)
FOOTNOTE Descriptions for SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

Form 5 - January 2003

WILLIAM A. ROPER, JR.
1200 PROSPECT STREET

LA JOLLA, CA 92037
Explanation of responses:

(1)   Pursuant to the SAIC Key Executive Stock Deferral Plan.
(2)   Of the units acquired, 3,035 units have the following annual vesting schedule beginning 4/11/2003: 20% in years 1 through 3 and 40% in year 4. The remaining units are fully vested. The units are settled in SAIC Class A Common Stock and are payable upon the reporting person's termination. Unvested units are cancelled upon termination.

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